SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒  Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2003

or

☐  Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from                         to

Commission File Number: 0-27384

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Capital Corp of the West

401 (k) Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAPITAL CORP OF THE WEST

(Exact name of registrant as specified in its charter)

550 West Main, Merced, CA  95340

(Address of principal executive offices)

Registrant’s telephone number, including area code:    (209) 725-2200

Former name, former address and former fiscal year, if changed since last report:  Not applicable

July 15, 2004

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement of Capital Corp of the West, Inc. on Form S-8 of our report dated July 15, 2004, with respect to the financial statements and schedules of the Capital Corp of the West, Inc. Stock Bonus Employee Stock Ownership Plan and 401(k) Plan included in the annual report for the plan for the plan years ended December 31, 2003 and 2002, as filed on Form 11-K with the Securities and Exchange Commission.  We also consent to the use of our name on our report, dated July 15, 2004, with respect to the financial statements and schedules of the Capital Corp of the West, Inc. Stock Bonus Employee Stock Ownership Plan and 401(k) Plan for the years ended December 31, 2003 and 2002, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.

Cassabon, McIlhatton & Associates, LLP

Certified Public Accountants

July 15, 2004

To the Trustees of

Capital Corp of the West

401(k) Plan

Independent Auditors’ Report

We have audited the accompanying statements of net assets available for benefits of Capital Corp of the West 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Capital Corp of the West 401(k) Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental information included in Schedule H – Financial Information (IRS Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fresno and Merced,

California

CAPITAL CORP OF THE WEST

401(k) PLAN

FINANCIAL STATEMENTS,

SUPPLEMENTARY INFORMATION,

AND

INDEPENDENT AUDITORS’ REPORT

DECEMBER 31, 2003 AND 2002

CAPITAL CORP OF THE WEST

401(k) PLAN

statement of net assets available for benefits

DECEMBER 31, 2003 AND 2002

	2003	2002
Assets

Investments:

At fair value – (Note 2)
Shares of registered investment companies:
Great West Life funds	$2,507,087	$1,674,930
Capital Corp of the West company stock	5,326,509	2,776,474
Participant notes receivable	104,974	21,975

	$7,938,570	$4,473,379

Receivables:

Employers’ contributions	40,074	53,366

Cash	15,098	4,811

Total Assets	7,993,742	4,531,556

Net Assets Available for Benefits	$7,993,742	$4,531,556

See accompanying notes and independent auditors’ report.

CAPITAL CORP OF THE WEST

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2003

	Participant Directed
	Guaranteed Certificate Fund 1GCF36M	Guaranteed Certificate Fund 1GCF60M	Janus Adviser Worldwide 1IWSJAW	Short Term Fund I 1MMF-I	American Century Ultra 1LGRULT	AIM Constellation A 1LGRCON	Orchard Index 600 1SBLO16
Additions to Net Assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investment	$—	$—	$16,177	$—	$(3,549)	$(3,679)	$9,164
Interest and dividends	1,476	98	—	322	—	—	—

	1,476	98	16,177	322	(3,549)	(3,679)	9,164
Contributions:
Participants’	7,607	598	14,793	—	1,321	2,110	14,091
Rollovers	—	—	—	—	—	—	1,451
Employer	—	—	—	—	—	—	—

Total Additions	9,083	696	30,970	322	(2,228)	(1,569)	24,706

Deductions from net assets attributed to:
Benefits paid to participants	7,366	—	16,126	—	—	—	—
Administrative expenses	—	—	—	—	—	—	—

Total Deductions	7,366	—	16,126	—	—	—	—

Net increase (decrease) prior to inter-fund transfers	1,717	696	14,844	322	(2,228)	(1,569)	24,706
Inter-fund transfers	4,530	(235)	53,568	—	(77,283)	(89,235)	(43,468)

Net increase (decrease)	6,247	461	68,412	322	(79,511)	(90,804)	(18,762)

Net assets available for benefits:

Beginning	30,488	1,764	669	8,070	79,511	90,804	18,762

Ending	$36,735	$2,225	$69,081	$8,392	$—	$—	$—

See accompanying notes and independent auditors’ report.

	Participant Directed
	Maxim Loomis Sayles Small-Cap Value 1SVAXLS	The Lord Abbett Developing Growth A 1SGRLDG	Maxim US Govt Mort Sec 1BIMXUS	Maxim Bond Index 1BIMXBI	Maxim Loomis Sayles Bond Portfolio 1BMSXLC	Maxim Global Bond 1BINXDG	Maxim Short-term Maturity 1BSHXST
Additions to Net Assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investment	$(553)	$(908)	$1,150	$1,640	$27,852	$300	$1
Interest and dividends	—	—	—	—	—	—	—

	(553)	(908)	1,150	1,640	27,852	300	1
Contributions:
Participants’	428	434	21,225	16,414	15,448	361	170
Rollovers	—	—	—	8,942	46,175	—	—
Employer	—	—	—	—	—	—	—

Total Additions	(125)	(474)	22,375	26,996	89,475	661	171

Deductions from net assets attributed to:
Benefits paid to participants	—	—	442	1,002	7,106	—	—
Administrative expenses	—	—	—	—	—	—	—

Total Deductions	—	—	442	1,002	7,106	—	—

Net increase (decrease) prior to inter-fund transfers	(125)	(474)	21,933	25,994	82,369	661	171
Inter-fund transfers	(14,302)	(18,549)	8,868	(26,456)	81,548	(16,764)	(28,142)

Net increase (decrease)	(14,427)	(19,023)	30,801	(462)	163,917	(16,103)	(27,971)

Net assets available for benefits:

Beginning	14,427	19,023	65,218	49,131	19,297	16,103	27,971

Ending	$—	$—	$96,019	$48,669	$183,214	$—	$—

See accompanying notes and independent auditors’ report.

	Participant Directed
	Orchard S &P 500 Index 1LBLO15	AIM Weingarten A 1LGRWIN	Maxim Ariel Small Cap Value 1SVAXAS	Maxim T.Rowe Price Mid-Cap Growth 1MGRXTM	Maxim Founder’s Growth & Income 1LBLXFG	AIM Charter Fund A 1LBLCHA	Maxim Value Index 1LVAXVI
Additions to Net Assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investment	$38,113	$(2,606)	$15,602	$(1,433)	$(213)	$(4,551)	$(2,931)
Interest and dividends	—	—	—	—	—	—	—

	38,113	(2,606)	15,602	(1,433)	(213)	(4,551)	(2,931)
Contributions:
Participants’	40,708	2,620	25,055	984	232	2,349	1,352
Rollovers	—	—	1,451	—	—	—	—
Employer	—	—	—	—	—	—	—

Total Additions	78,821	14	42,108	(449)	19	(2,202)	(1,579)

Deductions from net assets attributed to:
Benefits paid to participants	6,148	—	3,931	—	—	—	—
Administrative expenses	—	—	—	—	—	—	—

Total Deductions	6,148	—	3,931	—	—	—	—

Net increase (decrease) prior to inter-fund transfers	72,673	14	38,177	(449)	19	(2,202)	(1,579)
Inter-fund transfers	(138,772)	(81,070)	10,343	(37,539)	(10,254)	(108,178)	(71,910)

Net increase (decrease)	(66,099)	(81,056)	48,520	(37,988)	(10,235)	(110,380)	(73,489)

Net assets available for benefits:

Beginning	66,099	81,056	52,199	37,988	10,235	110,380	73,489

Ending	$—	$—	$100,719	$—	$—	$—	$—

See accompanying notes and independent auditors’ report.

	Participant Directed
	Oakmark Select II 1MVAOS2	Putnam Global Growth A 1IWSPGC	Maxim Invesco ADR 1IFSXIA	Fidelity Advisor Overseas T 1IFSFAO	Maxim Index Pacific 1IPAXIP	Maxim Index European 1IEUXIE	Maxim Money Market 1CMMXMM
Additions to Net Assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investment	$(576)	$(2,409)	$(85)	$(108)	$(44)	$(42)	$(172)
Interest and dividends	—	—	—	—	—	—	—

	(576)	(2,409)	(85)	(108)	(44)	(42)	(172)
Contributions:
Participants’	1,366	1,137	63	69	77	72	39,647
Rollovers	—	—	—	—	—	—	8,942
Employer	—	—	—	—	—	—	—

Total Additions	790	(1,272)	(22)	(39)	33	30	48,417

Deductions from net assets attributed to:
Benefits paid to participants	—	—	—	—	—	—	15,791
Administrative expenses	—	—	—	—	—	—	—

Total Deductions	—	—	—	—	—	—	15,791

Net increase (decrease) prior to inter-fund transfers	790	(1,272)	(22)	(39)	33	30	32,626
Inter-fund transfers	(25,776)	(55,653)	(2,015)	(2,977)	(4,086)	(778)	(89,608)

Net increase (decrease)	(24,986)	(56,925)	(2,037)	(3,016)	(4,053)	(748)	(56,982)

Net assets available for benefits:

Beginning	24,986	56,925	2,037	3,016	4,053	748	56,982

Ending	$—	$—	$—	$—	$—	$—	$—

See accompanying notes and independent auditors’ report.

	Participant Directed
	Profile Series I 1PBAXP1	Putnam Fund for Growth & Income A 1LVAPGI	Fidelity Advisor Growth Opportunities T 1LBLFGO	Janus Venture Fund 1SGRBSC	Ariel Appreciation 175AA	Invesco Dynamics Inv 1MGRIVD	Dreyfus Premier Strategic Value A 1LVADAV
Additions to Net Assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investment	$(2,569)	$(5,426)	$(1,689)	$(48)	$2,924	$(55)	$(52)
Interest and dividends	—	—	—	—	—	—	—

	(2,569)	(5,426)	(1,689)	(48)	2,924	(55)	(52)
Contributions:
Participants’	1,731	2,354	987	150	266	259	463
Rollovers	—	—	—	—	—	—
Employers	—	—	—	—	—	—	—

Total Additions	(838)	(3,072)	(702)	102	3,190	204	411

Deductions from net assets attributed to:
Benefits paid to participants	—	—	—	—	—	—	—
Administrative expenses	—	—	—	—	—	—	—

Total Deductions	—	—	—	—	—	—	—

Net increase (decrease) prior to inter-fund transfers	(838)	(3,072)	(702)	102	3,190	204	411
Inter-fund transfers	(65,678)	(156,405)	(39,829)	(1,210)	1,238	(2,203)	(4,362)

Net increase (decrease)	(66,516)	(159,477)	(40,531)	(1,108)	4,428	(1,999)	(3,951)

Net assets available for benefits:

Beginning	66,516	159,477	40,531	1,108	9,032	1,999	3,951

Ending	$—	$—	$—	$—	$13,460	$—	$—

See accompanying notes and independent auditors’ report.

	Participant Directed
	Maxim Moderate Profile II 1PBAXMP	Maxim Conservative Profile II 1PBAXCP	Putnam International Equity Fund A 1IFSPIG	Oakmark International II 1IFS012	Strong Advisor Small Cap Value A 1SVASCV	Maxim Index 600 193MX6	RS Diversified Growth 1SGRRSG	Janus Mid Cap Value 177BMCV
Additions to net assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investment	$51,469	$7,489	$3,160	$2,144	$3,303	$6,578	$14,538	$8,389
Interest and dividends	—	—	—	—	—	—	—	—

	51,469	7,489	3,160	2,144	3,303	6,578	14,538	8,389
Contributions
Participants’	50,562	11,436	3,257	2,735	3,967	7,384	5,924	13,523
Rollover	—	—	—	—	1,451	—	1,451	—
Employers	—	—	—	—	—	—	—	—

Total Additions	102,031	18,925	6,417	4,879	8,721	13,962	21,913	21,912

Deductions from net assets attributed to:
Benefits paid to participants	60,180	243	651	—	—	563	3,437	—
Administrative expenses	—	—	—	—	—	—	—	—

Total Deductions	60,180	243	651	—	—	563	3,437	—

Net increase (decrease) prior to inter-fund transfers	41,851	18,682	5,766	4,879	8,721	13,399	18,476	21,912
Inter-fund transfers	216,886	56,536	7,951	12,675	6,417	63,720	20,593	(21,912)

Net increase (decrease)	258,737	75,218	13,717	17,554	15,138	77,119	39,069	—

Net assets available for benefits:

Beginning	—	—	—	—	—	—	—	—

Ending	$258,737	$75,218	$13,717	$17,554	$15,138	$77,119	$39,069	$—

See accompanying notes and independent auditors’ report.

	Participant Directed
	Lord Abbett Mid - Cap Value A 188LAMV	Fidelity Advisor Mid - Cap T 174FAMC	Maxim T. Rowe Price Equity Income 180TEIX	American Funds Washington Mutual R3 191AFWM	Maxim S & P 500 Index 194MX5	Marsico Focus 1LGRMAR	Orchard Nasdaq-100 Index 1LGROND	Janus Growth and Income Fund 1LGRBLC
Additions to net assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investment	$5,184	$21,991	$40,636	$773	$26,851	$3,190	$586	$1,969
Interest and dividends	—	—	—	—	—	—	—	—

	5,184	21,991	40,636	773	26,851	3,190	586	1,969
Contributions
Participants’	5,582	17,029	34,609	1,564	19,738	1,795	797	402
Rollover	—	4,715	—	—	—	4,715	4,715	—
Employers	—	—	—	—	—	—	—	—

Total Additions	10,766	43,735	75,245	2,337	46,589	9,700	6,098	2,371

Deductions from net assets attributed to:
Benefits paid to participants	—	1,792	39,549	—	23,776	—	—	—
Administrative expenses	—	—	—	—	—	—	—	—

Total Deductions	—	1,792	39,549	—	23,776	—	—	—

Net increase (decrease) prior to inter-fund transfers	10,766	41,943	35,696	2,337	22,813	9,700	6,098	2,371
Inter-fund transfers	39,299	43,528	127,233	7,003	296,078	9,038	(6,098)	9,565

Net increase (decrease)	50,065	85,471	162,929	9,340	318,891	18,738	—	11,936

Net assets available for benefits:

Beginning	—	—	—	—	—	—	—	—

Ending	$50,065	$85,471	$162,929	$9,340	$318,891	$18,738	$—	$11,936

See accompanying notes and independent auditors’ report.

	Participant Directed
	Oppenheimer Capital Appreciation A 1LGROCA	Putnam Voyager A 178PVA	Pimco Total Return Admin 1BIMPTR	Guaranteed Certificate Fund 1GCF84M	Guaranteed Portfolio Fund 1PORT	Maxim Aggressive Profile II 1PBAXAP	Maxim Growth Index 1LGRXGI
Additions to net assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investment	$82,123	$48,845	$866	$—	$—	$25,324	$(1,369)
Interest and dividends	—	—	—	1	558	—	—

	82,123	48,845	866	1	558	25,324	(1,369)
Contributions
Participants’	57,911	54,186	5,405	45	19,344	19,279	438
Rollover	4,715	—	—	—	—	—	—
Employers	—	—	—	—	—	—	—

Total Additions	144,749	103,031	6,271	46	19,902	44,603	(931)

Deductions from net assets attributed to:
Benefits paid to participants	18,118	12,927	—	—	527	28,834	—
Administrative expenses	—	—	—	—	—	—	—

Total Deductions	18,118	12,927	—	—	527	28,834	—

Net increase (decrease) prior to inter-fund transfers	126,631	90,104	6,271	46	19,375	15,769	(931)
Inter-fund transfers	211,617	147,181	33,008	—	79,048	65,601	(38,739)

Net increase (decrease)	338,248	237,285	39,279	46	98,423	81,370	(39,670)

Net assets available for benefits:

Beginning	—	—	—	—	—	—	39,670

Ending	$338,248	$237,285	$39,279	$46	$98,423	$81,370	$—

See accompanying notes and independent auditors’ report.

	Participant Directed						Non- Participant Directed
	Profile Series II 1PBAXP2	Profile Series III 1PBAXP3	Profile Series IV 1PBAXP4	Profile Series V 1PBAXP5	Capital Corp of the West Stock	Other	Loans to Participants	Total
Additions to Net Assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investment	$(4,772)	$(802)	$(523)	$8	$2,078,513	$—	$—	$2,505,688
Interest and dividends	—	—	—	—	151,818	10	6,215	160,498

	(4,772)	(802)	(523)	8	2,230,331	10	6,215	2,666,186
Contributions:
Participants’	2,275	2,091	922	95	318,879	—	—	878,115
Rollovers	—	—	—	—	13,782	19,151	—	121,656
Employer	—	—	—	—	143,850	42,495	—	186,345

Total Additions	(2,497)	1,289	399	103	2,706,842	61,656	6,215	3,852,302

Deductions from net assets attributed to:
Benefits paid to participants	—	—	—	—	109,389	—	—	357,898
Administrative expenses	—	—	—	—	—	32,218	—	32,218

Total Deductions	—	—	—	—	109,389	32,218	—	390,116

Net increase (decrease) prior to inter-fund transfers	(2,497)	1,289	399	103	2,597,453	29,438	6,215	3,462,186
Inter-fund transfers	(167,229)	(93,470)	(61,553)	(8,257)	(47,418)	(32,443)	76,784	—

Net increase (decrease)	(169,726)	(92,181)	(61,154)	(8,154)	2,550,035	(3,005)	82,999	3,462,186

Net assets available for benefits:

Beginning	169,726	92,181	61,154	8,154	2,776,474	58,177	21,975	4,531,556

Ending	$—	$—	$—	$—	$5,326,509	$55,172	$104,974	$7,993,742

See accompanying notes and independent auditors’ report.

CAPITAL CORP OF THE WEST

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

Note 1 - Description of Plan:

The following description of Capital Corp of the West (Company) 401(k) Plan (Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan. Every Employee of the Company is eligible to participate on the first day of the plan year quarter coinciding with or next following the date on which he has completed three months of service for participation and has reached age 21. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

Contributions - Each year, participants may contribute the maximum amount allowed by law of pretax annual compensation as defined in the Plan.  The Company may make a matching contribution.  The amount of the match, if any, will be determined by the Company each year.  Additional discretionary amounts may be contributed at the option of the company’s board of directors.

Participants Accounts - Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and, (b) Plan earnings, and (c) forfeitures of terminated participant’s non-vested accounts.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service.  A participant is 100% vested after three years of credited service.

Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions and employer matching contribution in any of the investment options available.  The funds which represent 5% or more of the net assets available for benefits at December 31, 2003 are indicated by *

Great West LifeFunds:

1PBAXAP – Maxim Aggressive Profile II
1PBAXCP – Maxim Conservative Profile II
1IFSOI2 – Oakmark International II
ISVAXAS – Maxim Ariel Small-Cap Value
193MX6 – Maxim Index 600
188LAMV – Lord Abbett Mid-Cap Value A
174FAMC – Fidelity Advisor Mid Cap T
191AFWM – American Funds Washington Mutual R3
1LGRMAR – Marsico Focus
1LGROCA – Oppenheimer Capital Appreciation A
1BIMXBI – Maxim Bond Index
1BIMXUS – Maxim US Government Mortgage Securities
1GCF 36 – Guaranteed Certificate Fund
1GCF 84 – Guaranteed Certificate Fund
1PORT – Guaranteed Portfolio Fund
1PBAXMP – Maxim Moderate Profile II
1IFSPIG – Putnam International Equity Fund - A
1IWSJAW – Janus Advisor Worldwide
1SVASCV – Strong Advisor Small Cap Value A
1SGRRSG – RS Diversified Growth
175AA – Ariel Appreciation
180TEIX – Maxim T. Rowe Price Equity Income
194MX5 – Maxim S & P 500 Index
1LGRBLC – Janus Growth and Income Fund
178PVA – Putnam Voyager A
1BMSXLC – Maxim Loomis Sayles Bond Portfolio
1BIMPTR – PIMCO Total Return Admin
1GCF 60 – Guaranteed Certificate Fund
1MMF-I – Short Term Fund I

Participants may change their investment options.

Participants Notes Receivable - Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Loan transactions are treated as a transfer to (from) the Investment Fund from (to) the Participants Note Fund.  Loan terms range from 1-5 years, unless the loan is used for the purchase of a primary residence of the Participant, in which case the term of such loan shall be arrived at by mutual agreement between the Committee and the Participant.  All loans shall be secured by the borrower’s vested account balance and shall be evidenced by the borrower’s promissory note.  The loans will bear interest at a rate being charged for similar purpose loans by institutional lenders.  All loans have a definite repayment schedule with payments being no less than quarterly.

Benefit Payments - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, annual installments over a period of 10 years or less or an amount each year not to extend beyond the participant’s life expectancy.

Forfeited Accounts – At December 31, 2003 forfeited nonvested accounts totaled $3,806.  These accounts will be reallocated to participants in the same manner as employer contributions.

Administrative Expenses -  Administrative expenses are paid directly by the Plan.

Note 2 - Summary of Accounting Policies:

Basis of Accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.  Shares of Capital Corp of the West are valued by the exchange price on the Nasdaq National Market System at the close of business on December 31, 2003 and 2002.  Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.

Benefit Payments - Benefits are recorded when paid.

Note 3 - Plan Termination:

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, Participants will become fully vested in their accounts.

Note 4 - Tax Status:

The Plan obtained its latest determination letter on October 25, 1995, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The plan has been amended since receiving the determination letter.  However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

For calender plan year 2003

Name of plan sponsor:

Capital Corp of the West

Name of plan:

Capital Corp of the West
401 (k) Plan

Schedule of Assets Held for Investment Purposes At End of Year

Identity of issue	Description of investment including maturity date	Cost	Current Value
Great West Life	Maxim Aggressive Profile II	62,153	81,370
Great West Life	Maxim Moderate Profile II	215,644	258,737
Great West Life	Maxim Conservative Profile II	68,375	75,218
Great West Life	Putnam International Equity Fund – A	10,927	13,717
Great West Life	Oakmark International II	15,410	17,554
Great West Life	Janus Adviser Worldwide	55,152	69,081
Great West Life	Maxim Ariel Small-Cap Fund	84,366	100,719
Great West Life	Strong Advisor Small Cap Value A	11,836	15,138
Great West Life	Maxim Index 600	70,585	77,119
Great West Life	RS Diversified Growth	25,658	39,069
Great West Life	Lord Abbett Mid-Cap Value A	45,544	50,065
Great West Life	Ariel Appreciation	10,733	13,460
Great West Life	Fidelity Advisor Mid Cap T	64,535	85,471
Great West Life	Maxim T. Rowe Price Equity Income	130,119	162,929
Great West Life	American Funds Washington Mutual R3	8,567	9,340
Great West Life	Maxim S & P 500 Index	292,398	318,891
Great West Life	Marsico Focus	15,548	18,738
Great West Life	Janus Growth and Income Fund	9,967	11,936
Great West Life	Oppenheimer Capital Appreciation A	260,818	338,248
Great West Life	Putnam Voyager A	191,624	237,285
Great West Life	Maxim Bond Index	46,057	48,669
Great West Life	Maxim Loomis Sayles Bond Portfolio	155,797	183,214
Great West Life	Maxim US Government Mortgage Securities	89,838	96,019
Great West Life	Pimco Total Return Admin	38,413	39,279
Great West Life	Guaranteed Certificate Fund	36,880	39,006
Great West Life	Short Term Fund	5,433	8,392
Great West Life	Guaranteed Portfolio Fund	97,865	98,423
Participant Loans	Interest Rates 6.25% - 10.5%		104,974
Capital Corp of the West	134,746 SHS of Company Stock		5,326,509
County Bank	Money Market Account	511	511
Hoeffer & Arnett	Money Fund	14,587	14,587

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Capital Corp of the West 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Capital Corp of the West

401(k) and Employee Stock Ownership Plan

Date: July 29, 2004

By:	/S/ R. Dale McKinney
R. Dale McKinney
Chief Financial Officer